FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated May 22, 2009 (“Announcement Regarding the Resolutions of the Board of Directors”)

EXHIBIT 99.1

ANNOUNCEMENT REGARDING THE RESOLUTIONS OF THE BOARD OF DIRECTORS

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On the Board of Directors meeting dated May 22, 2009, within the context of Corporate Governance Principles of our Company it was decided, among the members of our Board of Directors, to appoint Colin J. Williams and Alexey Khudyakov to the Audit Committee, Mehmet Bülent Ergin, Aimo Eloholma and Alexey Khudyakov to Corporate Governance Committee.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Gonca Yilmaz Batur
Investor & Int. Media Relations	Procurement & Contract Mng.
Division Head	Division Head
22.05.2009,17:30	22.05.2009,17:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 22, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 22, 2009	By:	/s/ Gonca Yilmaz Batur
Name: Gonca Yilmaz Batur Title: Procurement & Contract Mng. - Division Head